FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

MAY 2 5 1999

No. C7726-99
Dean Heller
DEAN HELLER, SECRETARY OF STATE

INV.
($125.-)

ARTICLES OF MERGER
OF
THE SLED DOGS COMPANY., a Colorado Corporation
INTO
Xdogs.com, Inc., a Nevada Corporation

THESE ARTICLES OF MERGER (the "Articles") are made this 6th day of May, 1999, by and between THE SLED DOGS COMPANY, a Colorado corporation (hereinafter referred to as the "Non-surviving Corporation") and Xdogs.com, Inc. a Nevada corporation (hereinafter the "Surviving Corporation"), pursuant to the respective portions of Chapter 92A of the Nevada Private Corporations Act.

I. The Non-surviving Corporation shall merge with the Surviving Corporation and upon the effective date of such merger, as hereinafter specified, the Non-surviving Corporation shall cease to exist and shall no longer exercise its powers, privileges and franchises subject to the laws of the State of Colorado, its state of incorporation. The Surviving Corporation shall succeed to the property and assets of and exercise all the powers, privileges and franchises of the Non-surviving Corporation and shall assume and be liable for all of the debts and liabilities, if any, of the Non-surviving Corporation.

II. The merger shall become effective as of May 6, 1999.

III. Immediately prior to the effective date of the merger contemplated herein, the Non-surviving Corporation had 6,797,741 shares of its common stock issued and outstanding. Immediately prior to the date of the merger contemplated herein, the Surviving Corporation had one share of its common stock issued and outstanding.

IV. As a result of the merger, all outstanding and issued shares of the Non-surviving Corporation's common stock shall be exchanged for the exact amount of shares of the Surviving Corporation.

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V. A copy of the Agreement and Plan of Merger is attached hereto as Exhibit A and incorporated herein by reference as though its provisions were fully set forth herein.

VI. The Plan of Merger was submitted to the shareholders of the Non-Surviving Corporation and approved by a sufficient number of shareholders of the Non-Surviving Corporation on May 6, 1999 by a total of 4,275,047 shares out of a total of 6,797,741 shares entitled to vote thereon, with a total of 4,048 shares voting against the proposal and 854 shares voting to abstain. The sole shareholder of the Surviving Corporation unanimously approved the Plan on May 6, 1999.

The undersigned respective President and Secretary of the Non-surviving Corporation and of the Surviving Corporation each hereby acknowledges that the execution of these Articles of Merger is the act and deed of the Corporation on whose behalf he executes these Articles and that the facts stated herein are true.

THE SLED DOGS COMPANY
a Colorado corporation

By: [signature]
President

By: [signature]
Secretary

STATE OF MINNESOTA)
) SS:
COUNTY OF Henn)

On this 21 day of May, 1999, before me, a Notary Public, personally appeared Kent Rodriguez and Aaron Kulander who acknowledged that they are the respective President and Secretary of THE SLED DOGS COMPANY, and that each has executed the above instrument

[signature]
NOTARY PUBLIC

My Commission Expires:
Jan 31, 2000

GERI A. BROSS
NOTARY PUBLIC - MINNESOTA
HENNEPIN COUNTY
My Commission Expires Jan. 31, 2000

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Xdogs.com, Inc.
a Nevada corporation

By: [signature]
President

By: [signature]
Secretary

STATE OF MINNESOTA)
) SS:
COUNTY OF Henn)

On this 21 day of May, 1999, before me, a Notary Public, personally appeared Kent Rodriquez and Aaron Kylander who acknowledged that they are the respective President and Secretary of Xdogs.com, Inc., and that each has executed the above instrument

[signature]
NOTARY PUBLIC

My Commission Expires:
Jan 31, 2000

GERI A. BROSS
NOTARY PUBLIC - MINNESOTA
HENNEPIN COUNTY
My Commission Expires Jan. 31, 2000

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